LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

August 5, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr., Branch Chief

Re:	Lexington Realty Trust Form 10-K for the fiscal year ended December 31, 2015 Filed February 25, 2016 File No. 001-12386

Dear Mr. Telewicz:

This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's comment letter, dated July 26, 2016, in connection with the Staff's review of the Form 10‑K for the fiscal year ended December 31, 2015 (as applicable, the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated the Staff's comments prior to our responses below.

Form 8-K 2.02 filed on May 6, 2016

Exhibit 99-1

1.
We note that you disclose non-GAAP numbers such as same store NOI and total NOI, and several ratios that are calculated using non-GAAP numbers such as Net Debt / EBITDA. However, it does not appear you have provided reconciliations for each non-GAAP financial measure provided, or used in the calculations, nor shown the measures or ratios as calculated using the most directly comparable GAAP financial measures. In future filings please ensure all non-GAAP numbers are provided in accordance with the requirements of Item 10(e) of Regulation S-K.

Lexington will, in all future filings, ensure that all non-GAAP financial measures are provided in accordance with the requirements of Item 10(e) of Regulation S-K.

__________________________________________________________
Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission
August 5, 2016

Form 10-Q filed on May 5, 2016

Funds from operations, page 27

2.
We note your presentation of Company FFO available to common shareholders and unitholders – diluted and your highlighting of this number in your press releases that contained your quarterly earnings and supplemental operating and financial data. In future filings, for a clearer disclosure please label this number: Adjusted FFO available to all equityholders and unitholders – diluted.

The National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) defines Adjusted FFO, or AFFO, as NAREIT Funds from Operations less “(1) normalized recurring expenditures that are capitalized by the REIT and then amortized, but which are necessary to maintain a REIT’s properties and its revenue stream (e.g., new carpeting and drapes in apartment units, leasing expenses and tenant improvement allowances) and (2) “straight-lining” of rents.”  Lexington’s presentation of Company FFO is not intended to represent AFFO as defined by NAREIT.  Lexington believes that labeling Company FFO as Adjusted FFO will be misleading to readers familiar with the NAREIT definition of Adjusted FFO.  As a result, Lexington intends to label such number Adjusted Company FFO available to all equityholders and unitholders - diluted.

Form 10-K filed on February 25, 2016

Notes to consolidated financial statements, page 68

(8) Fair value measurements, page 78

3.
It appears that you determine the fair value of impaired real estate assets using internal valuation methods. Please tell us how you have complied with ASC 820-10-50-2(bbb), or tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurements.

Lexington determines the fair value of impaired real estate using broker opinions of value, recent sales offers and an internal valuation method utilizing prices from prior transactions and third-party pricing information (information provided by tenants and real estate professionals) without adjustment.   Lexington does not believe that unobservable inputs, to the extent used, are significant because these inputs are specific to an underlying property in the overall valuation and the average or range would not provide any value to the reader or be applicable to any other properties in Lexington’s portfolio or Lexington’s portfolio as a whole because of the portfolio’s geographic, property type and tenant industry diversification.  As a result, Lexington believes it has complied with ASC 820-10-50-2(bbb) with respect to the Form 10-K disclosure.  In future filings, to the extent there are significant unobservable inputs used in Lexington’s fair value measurement, Lexington will disclose such significant unobservable inputs.

Securities and Exchange Commission
August 5, 2016

At the request of the Staff, Lexington acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely,
/s/ Patrick Carroll
Patrick Carroll, Chief Financial Officer

cc:    Elizabeth Noe, Esq., Paul Hastings LLP